August 17, 1999




Armstrong International Telecommunications, Inc.
     Attention:  Bryan Cipoletti


Gentlemen:

     Reference is hereby made to that certain proposed Agreement and Plan of Merger, of even date herewith (the "Agreement"), between World Access, Inc. ("WAXS"), FaciliCom International, Inc. ("FCI") and Armstrong International Telecommunications, Inc. ("AIT"), Epic Interests, Inc. and BFV Associates, Inc. (the "Shareholders"). Terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

     In order to induce FCI and the Shareholders to enter into, and in consideration of their entering into the Agreement, and subject to the Closing of the transactions contemplated by the Agreement, I hereby agree as follows: as long as AIT or any of its affiliates remains a shareholder of the Surviving Corporation, except as provided below, I will not, without the written constant of AIT, sell or transfer, directly or indirectly, any shares of WAXS Common Stock held by me (including my personal interest in the shares listed on Schedule A to the Voting Agreement and any shares received upon exercise of any WAXS Stock Options or other options). Notwithstanding the foregoing, such restrictions shall not apply to any such sale or transfer by me of any part of my shares of WAXS Common Stock (i) to (A) my spouse, (B) any of my lineal descendants, (C) a partnership or trust set up for the benefit of one or more of such persons, or (D) any entity controlled by me; provided, however, that any proposed such sale or transfer by any of such transferees shall be deemed to be a sale or transfer by me for purposes of this letter agreement; or (ii) pursuant to a transaction intended to be a charitable contribution. The provisions of this letter agreement shall terminate upon (w) my death or disability, (x) any decision to remove, or to not reelect, me as the Chief Executive Officer of the Surviving Corporation in which at least fifty percent (50%) of the directors elected by the holders of the WAXS Preferred Stock (or, upon conversion into or other acquisition of WAXS Common Stock, by fifty percent (50%) of the directors nominated, designated or elected by the Shareholders (or their affiliates)) vote in favor of such removal or fail to vote in favor of such reelection, (y) the fifth (5th) anniversary of the Closing in the event I am no longer Chief Executive Officer of the Surviving Corporation for any reason, and (z) upon a Change of Control of WAXS. For purposes hereof, the term "Change of Control" means such time as (1) a "person" or "group" (within the meaning of Section 13(d) and 14(d)(2) of the Exchange Act) becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act) of more than 50% of the total voting power of the than outstanding voting stock of WAXS on a fully

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diluted basis; (2) individuals who at the beginning of any period of two consecutive calendar years constituted the Board of Directors (together with any directors who are members of the Board of Directors on the date hereof and any new directors whose election by the Board of Directors or whose nomination for election by WAXS's stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors then still in office who either were members of the Board of Directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of such Board of Directors then in of lice; (3) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one transaction or a series of related transactions, of all or substantially all of the assets of WAXS and its Subsidiaries taken as a whole to any such "persons" or "group"; (4) the merger or consolidation of WAXS, with or into another corporation or the merger of another corporation with or into WAXS or a subsidiary of WAXS in one or a series of related transactions with the effect that immediately after such transaction the individuals and entities who were the beneficial owners of the outstanding capital stock of WAXS immediately prior to the consummation of such transaction beneficially own, directly or indirectly, less than 50% of the outstanding shares of capital stock and voting power of the surviving corporation; or (5) the adoption of a plan relating to the liquidation or dissolution of WAXS. The term "disability" shall mean that, due to physical or mental infirmity, whether total or partial, I am permanently unable to perform my usual duties for the Surviving Corporation.























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     Please indicate your consent to the foregoing by signing in the space provided below.

                                         Sincerely,

                                         /s/ John D. Phillips

                                         John D. Phillips

Accepted, agreed to and executed this
17th day of August, 1999

ARMSTRONG INTERNATIONAL TELECOMMUNICATIONS, INC.


By:  /s/ Kirby J. Campbell
     Name:   Kirby J. Campbell
     Title:  Chief Executive Officer
             Executive Vice President and
              Treasurer




























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